HIGHERME, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

April 9, 2018



Independent Accountant's Review Report

To Management
HigherMe, Inc.
Boston, MA

We have reviewed the accompanying balance sheet of HigherMe, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 9, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HIGHERME, INC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 375,921	$ 630,576
Accounts Receivable	1,159	1,159
Other Current Assets	-	4,266
TOTAL CURRENT ASSETS	377,080	636,001
NON-CURRENT ASSETS		
Fixed Assets, Net	5,899	-
Due from Related Party	61,932	-
TOTAL NON-CURRENT ASSETS	67,831	-
TOTAL ASSETS	444,910	636,001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	4,600	7,609
TOTAL CURRENT LIABILITIES	4,600	7,609
NON-CURRENT LIABILITIES		
Convertible Notes	70,000	70,000
TOTAL NON-CURRENT LIABILITIES		
TOTAL LIABILITIES	74,600	77,609
SHAREHOLDERS' EQUITY		
Common Stock (2,000,000 Authorized; 1,575,639 Issued; $0.0001 par value)	158	158
Additional Paid in Capital	610,169	225,000
SAFE Notes	1,614,047	1,179,797
Retained Earnings (Deficit)	(1,854,065)	(846,563)
TOTAL SHAREHOLDERS' EQUITY	370,309	558,392
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 444,910	$ 636,001

Unaudited- See accompanying notes.

HIGHERME, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 933,695	$ 421,569
Cost of Goods Sold	344,555	278,343
Gross Profit	589,140	143,226
Operating Expense		
Payroll & Contractors	1,075,342	429,624
General & Administrative	298,568	115,360
Advertising	128,434	26,753
Rent	94,797	45,954
	1,597,141	617,690
Net Income from Operations	(1,008,002)	(474,464)
Net Income	$ (1,008,002)	$ (474,464)

HIGHERME, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (1,008,002)	$ (474,464)
Change in Accounts Receivable	-	(1,000)
Change in Other Current Assets	4,266	(84)
Change in Accounts Payable	(3,009)	4,109
Net Cash Flows From Operating Activities	(1,006,745)	(471,439)
Cash Flows From Investing Activities		
Change in Fixed Assets	(5,899)	-
Change in Loan to Related Party	(61,932)	-
Net Cash Flows From Investing Activities	(67,831)	-
Cash Flows From Financing Activities		
Change in Additional Paid in Capital	385,169	-
Change in SAFE Notes	434,250	725,795
Non-Cash Adjustment to Retained Earnings	500	-
Net Cash Flows From Investing Activities	819,919	725,795
Cash at Beginning of Period	630,576	376,219
Net Increase (Decrease) In Cash	(254,657)	254,356
Cash at End of Period	$ 375,921	$ 630,576

HIGHERME, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
BEGINNING EQUITY	$ 249,392	$ (1,939)
Change in Additional Paid in Capital	385,169	-
Change in SAFE Notes	434,250	725,795
Non-Cash Adjustment to Retained Earnings	500	-
Net Income (Loss)	(1,008,002)	(474,464)
ENDING EQUITY	$ 61,309	$ 249,392

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HigherMe, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a SaaS technology company, providing HR technology primarily to retail and restaurant employers.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with a useful life of greater than one year, and an original purchase price of $500 or more. Depreciation is calculated using the straight-line method over management's estimate of each asset's useful life.

Revenue

The Company earns revenue from platform access to services, typically on a per-location basis. Customers can subscribe to various modules which fall into one of two major service lines:

- Candidate sourcing, which helps clients find job candidates for their roles; and
- Candidate screening, which helps clients track, screen, and onboard new candidates.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies an office space under a month-to-month operating lease for which there are not future minimum payments due.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

NOTE C- CONVERTIBLE DEBT

As of December 31, 2017, the Company had $70,000 in convertible notes outstanding ("the Notes"). The Notes are convertible to equity under certain pre-defined conditions, and are non-interest bearing.

NOTE D- SAFE NOTE CAPITALIZATION

In 2016, and 2017, the Company issued SAFE (Simple Agreement for Future Equity) Notes ("the SAFEs") in exchange for cash for the purpose of funding continuing operations. The SAFEs entitle holders to equity under certain pre-defined circumstances. The SAFEs are unsecured, non-interest bearing, and carry no pre-defined redemption date. SAFE holders receive preference over shareholders in the event of a liquidation or dissolution event but are subordinated to debt holders.

NOTE E- RELATED PARTY TRANSACTIONS

In 2017, the Company advanced funds to Nova Scotia Limited, a foreign affiliate under common management. The loan is non-interest bearing, and payable on demand.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 9, 2018, the date that the financial statements were available to be issued.